Exhibit 99-B.4.66

                    Aetna Life Insurance and Annuity Company

                                   ENDORSEMENT

The Contract, and the Certificate if applicable, are endorsed as follows.

We will apply a transfer credit to assets transferred from another investment provider and allocated to Individual Accounts under this Contract. The amount of the transfer credit will equal [two percent] of the amount of transferred assets, less any applicable premium tax.

The transfer credit amount is calculated on the first anniversary of an Individual Account Effective Date. The amount of the transfer credit is based on transferred assets allocated to an Individual Account, minus any withdrawals. The transfer credit amount is deposited in the Fixed Plus Account. The amount deposited will include any interest that would have accrued had the transfer credit amount been deposited to the Fixed Plus Account on the first business day of the calendar month following its calculation.

Endorsed and made part of the Contract, and the Certificate if applicable, on the Contract or Certificate Effective Date.


                                     /s/  Thomas J. McInerney

                                     -----------------------------------------
                                     President
                                     Aetna Life Insurance and Annuity Company

E-MMTC-99